As filed with the Securities and Exchange Commission on August 24, 2005

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
  File No. 70-10172                                             NOTIFICATION

      Public Utility Holding Company Act of 1935, as amended (the "Act")

         Pursuant to the Commission's order dated December 22, 2003 (HCAR No. 27779) (the "Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Act, provides the following information as of and for the six-month period ended June 30, 2005 (the "Reporting Period") (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the Order):

         1. Attached hereto is an organizational chart identifying all of the Intermediate Subsidiaries and Nonutility Subsidiaries as of the end of the Reporting Period, together with identification of any new Intermediate Subsidiaries and Nonutility Subsidiaries formed during the Reporting Period.

        2. Consolidated financial statements as of the end of the Reporting Period and for the year-to-date period then ended for Cinergy Investments, Inc. ("Investments"), Cinergy Global Resources, Inc. ("Global Resources"), Cinergy Technologies, Inc. ("Cinergy Technologies"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, are filed as exhibits hereto, under a claim for confidential treatment pursuant to Rule 104(b) under the Act. The financial statements for each of these entities are unaudited and should be read in conjunction with the "Notes to Condensed Financial Statements", as presented in the June 30, 2005 Form 10Q for Cinergy, to the extent that the information contained therein relates to Investments, Global Resources, Cinergy Technologies and CinTec.

        3. No nonutility corporate reorganizations took place during the Reporting Period.

        4. The following provides information concerning any transactions during the Reporting Period that are exempt from section 13(b) of the Act by Nonutility Subsidiaries as described in the Order:

                  No services were provided that qualified as an exemption to section 13(b) of the Act during the Reporting Period.



                              S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 23, 2005

                                              CINERGY CORP.


                                              By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Vice President and Treasurer






                                Cinergy Corp.
                              Organization Chart
                               June 30, 2005 (1)

                   Exhibit to Certification of Notification
                               File No. 70-10172

*Cinergy Corp. (Delaware, 6/30/1993)

         *Cinergy Services, Inc. (Delaware, 2/23/1994)

         *The Cincinnati Gas & Electric Company (Ohio, 4/3/1837)
                       Cinergy Power Investments, Inc. (Ohio, 12/5/2000) *The Union Light, Heat and Power Company (Kentucky, 3/20/1901)
                       Tri-State Improvement Company (Ohio, 1/14/1964) *Miami Power Corporation (Indiana, 3/25/1930)
                       KO Transmission Company (Kentucky, 4/11/1994)
                       *Ohio Valley Electric Corporation (Ohio, 10/1/1952)

         *PSI Energy, Inc. (Indiana, 9/6/1941)
                       South Construction Company, Inc. (Indiana, 5/31/1934)

         Cinergy Global Resources, Inc. (Delaware, 5/15/1998)
                       Cinergy Global Power, Inc. (Delaware, 9/4/1997; formerly Cinergy Investments MPI, Inc.)
                           CGP Global Greece Holdings, SA (Greece, 8/10/2001)
                                 Attiki Denmark ApS (Denmark, 10/1/2000;
                                 formerly ApS Kbus 17nr. 1693)
                                      Attiki Gas Supply Company SA (Greece,
                                      11/2/2001)
                           Cinergy Global Ely, Inc. (Delaware, 8/28/1998) Cinergy Global Power Services Limited (England, 8/14/1997; formerly MPI International Limited) Cinergy Global Power (UK) Limited (England, 2/5/1998)
                                 Cinergy Global Trading Limited (England,
                                 5/25/1999)
                                      Cinergy Global Hellas S.A. (Greece,
                                      6/13/2003) (New)
                                      Commercial Electricity Supplies Limited
                                      (England, 8/10/1993)
                                      UK Electric Power Limited (England,
                                      12/24/1920)
                                      Cinergy Global Power Iberia, S.A. (Spain,
                                      6/17/1998)
                           Cinergy Global Holdings, Inc. (Delaware, 12/18/1998)
                                 Cinergy Holdings B.V. (The Netherlands,
                                 4/7/1948; formerly Watercorner Investments
                                 B.V.)
                                      Cinergy Zambia B.V. (The Netherlands,
                                      11/18/1985; formerly MPII (Zambia) B.V.)
                                           Copperbelt Energy Corporation PLC
                                           (Republic of Zambia, 9/19/1997)
                                               Power Sports Limited (Republic of
                                               Zambia, 1/5/1999)
                                      Moravske Teplarny a.s. (Czech Republic,
                                      6/18/1991; formerly Teplarna Svit a.s.)
                           Cinergy Global (Cayman) Holdings, Inc. (Cayman Islands, 9/4/1997; formerly Cinergy MPI III, Inc.)
                                 Cinergy Global Tsavo Power (Cayman Islands,
                                 9/4/1997; formerly Cinergy MPI II, Inc.)
                                      IPS-Cinergy Power Limited (Kenya,
                                      4/28/1999; formerly Highbury Investments
                                      Limited)
                                           Tsavo Power Company Limited (Kenya,
                                           1/22/1998)
                           eVent Resources Overseas I, LLC (Delaware,
                           5/29/2001)
                           Midlands Hydrocarbons (Bangladesh) Limited (England, 6/29/1993)
                           Cinergy Global Power Africa (Proprietary) Limited (South Africa, 8/3/1999)
                       Cinergy UK, Inc. (Delaware, 5/1/1996; formerly M.E. Holdings)

         Cinergy Investments, Inc. (Delaware, 10/24/1994)
                       Cinergy-Cadence, Inc. (Indiana, 12/27/1989; formerly PSI Power Resource Operations, Inc.)
                           Cadence Network, Inc. (Delaware, 9/3/1997)
                       Cinergy Capital & Trading, Inc. (Indiana, 10/8/1992; formerly Wholesale Power Services, Inc.)
                           Brownsville Power I, LLC (Delaware, 7/13/1998) Caledonia Power I, LLC (Delaware, 7/13/1998)
                           CinCap IV, LLC (Delaware, 12/3/1997)
                           CinCap V, LLC (Delaware, 7/21/1998)
                           CinPower I, LLC (Delaware, 6/12/1998)
                           Cinergy Canada, Inc. (Alberta, Canada, 4/20/2001) Cinergy Climate Change Investments, LLC (Delaware, 6/9/2003)
                           Cinergy Limited Holdings, LLC (Delaware, 12/14/2001) Cinergy General Holdings, LLC (Delaware, 12/14/2001)
                                Cinergy Marketing & Trading, LP (Delaware,
                                10/27/1995; formerly Producers  Energy
                                Marketing, LLC)
                                     Ohio River Valley Propane, LLC (Delaware,
                                     10/18/2001; formerly Cinergy Propane, LLC)
                           Cinergy Mexico Limited, LLC (Delaware, 2/17/2004) Cinergy Mexico General, LLC (Delaware, 2/17/2004)
                                Cinergy Mexico Holdings, L.P. (Delaware,
                                2/20/2004)
                                     Cinergy Mexico Marketing & Trading, LLC
                                     (Delaware, 2/24/2004)
                           Cinergy Retail Power Limited, Inc. (Delaware,
                           8/6/2001)
                           Cinergy Retail Power General, Inc. (Texas, 8/7/2001)
                                Cinergy Retail Power, L.P. (Delaware, (8/8/2001)
                           Cinergy Retail Sales, LLC (Delaware, 12/9/2003) CinFuel Resources, Inc. (Delaware, 1/10/2002)
                                LH1, LLC (Delaware, 1/10/2002)
                                     Oak Mountain Products, LLC (Delaware,
                                     7/9/2001)
                            Cinergy Transportation, LLC (Delaware, 6/14/2000) Pine Mountain Investments, LLC (Delaware,
                            1/19/2005) (New)
                                     Pine Mountain Products, LLC (Delaware,
                                     8/19/2004; formerly Oak Mountain Products
                                     II, LLC) (New)
                            SYNCAP II, LLC (Delaware, 10/13/2000)
                       Cinergy Telecommunications Holding Company, Inc. (Delaware, 9/20/1996; formerly Cinergy Communications, Inc.)
                            Q-Comm Corporation (Nevada, 9/26/1996)
                            Lattice Communications, LLC (Delaware, 1/7/1999)
                       Cinergy Engineering, Inc. (Ohio, 3/28/1997)
                       Cinergy-Centrus, Inc. (Delaware, 4/23/1998; formerly Cinergy-Ideon, Inc.)
                       Cinergy-Centrus Communications, Inc. (Delaware,
                       7/17/1998)
                       Cinergy Solutions Holding Company, Inc. (Delaware, 2/11/1997; formerly Cinergy Solutions, Inc.)
                            1388368 Ontario Inc. (Ontario, 12/2/1999)
                            3036243 Nova Scotia Company (Nova Scotia,
                            12/10/1999)
                                     Cinergy Solutions Limited Partnership
                                     (Ontario, 12/14/1999)
                                          3075959 Nova Scotia Company (Nova
                                          Scotia, 4/7/2003)
                            Cinergy Solutions - Demand, Inc. (Delaware,
                            4/6/1998; formerly Vestar, Inc. and formerly
                            Cinergy Business Solutions, Inc.)
                                     Cinergy Solutions - Demand, Ltd. (Ontario,
                                     3/9/1984; formerly Vestar Limited  and
                                     formerly Rose Technology Group Limited)
                                          Keen Rose Technology Group Limited
                                          (Ontario, 8/26/1999)
                                          Optimira Controls, Inc. (Ontario,
                                          4/14/1997)
                            Cinergy EPCOM College Park, LLC (Delaware,
                            8/20/1999)
                            Cinergy Solutions, Inc. (Delaware, 6/2/2000)
                                      BSPE Holdings, LLC (Delaware, 1/10/2001)
                                          BSPE Limited, LLC (Delaware,
                                          1/10/2001)
                                          BSPE General, LLC (Texas, 1/11/2001)
                                               BSPE, L.P. (Delaware, 1/16/2001)
                                      Cinergy Energy Solutions, Inc. (Delaware,
                                      11/9/2000)
                                          U. S. Energy Biogas Corp. (Delaware,
                                          12/28/1993; formerly Zahren
                                          Alternative Power Corporation and
                                          formerly ZFC Environmental Holdings
                                          Limited)
                                      Cinergy GASCO Solutions, LLC (Delaware,
                                      11/9/2000)
                                          Countryside Landfill Gasco, L.L.C.
                                          (Delaware, 8/23/1996)
                                          Morris Gasco, L.L.C. (Delaware,
                                          12/31/1996)
                                          Brown County Landfill Gas Associates,
                                          L.P.(Delaware, 3/22/2000)
                                      Cinergy Solutions of Monaca, LLC
                                      (Delaware, 12/16/2003)
                                      Cinergy Solutions of Narrows, LLC
                                      (Delaware, 3/17/2003)
                                      Cinergy Solutions of Rock Hill, LLC
                                      (Delaware, 3/17/2003)
                                      Cinergy Solutions of San Diego, Inc.
                                      (Delaware, 1/29/2004; formerly Cinergy
                                      Solutions of San Diego, LLC)
                                      Cinergy Solutions of South Charleston,
                                      LLC (Delaware, 8/24/2004) (New)
                                      Cinergy Solutions of St. Bernard, LLC
                                      (Delaware, 1/6/2003)
                                      Cinergy Solutions O&M, LLC (Delaware,
                                      8/30/2004) (New)
                                      Cinergy Solutions Operating Services of
                                      Delta Township, LLC (Delaware,
                                      12/15/2004) (New)
                                      Cinergy Solutions Operating Services of
                                      Lansing, LLC (Delaware, 6/25/2002)
                                      Cinergy Solutions Operating Services of
                                      Shreveport, LLC (Delaware, 6/28/2002)
                                      Cinergy Solutions Operating Services of
                                      Oklahoma, LLC (Delaware, 8/13/2002)
                                      Cinergy Solutions of Philadelphia, LLC
                                      (Delaware, 5/11/2001)
                                      Cinergy  Solutions Partners, LLC
                                      (Delaware, 9/12/2000)
                                          CST Limited, LLC (Delaware, 5/18/2001;
                                          formerly CS Limited, LLC)
                                          CST General, LLC (Texas, 5/22/2001)
                                               CST Green Power, L.P. (Delaware,
                                               5/23/2001)
                                                    Green Power Holdings, LLC
                                                    (Delaware, 12/12/2000)
                                                         Green Power G.P., LLC
                                                         (Texas, 12/15/2000)
                                                         Green Power Limited,
                                                         LLC (Delaware,
                                                         12/12/2000)
                                                              South Houston
                                                              Green Power, L.P.
                                                              (Delaware,
                                                              12/19/2000;
                                                              formerly Green
                                                              Power, L.P.)
                                      CSGP of Southeast Texas, LLC (Delaware,
                                      2/22/2001)
                                      CSGP Limited, LLC (Delaware, 4/5/2001)
                                      CSGP General, LLC (Texas, 4/5/2001)
                                          CSGP Services, L.P. (Delaware,
                                          4/6/2001)
                                      Lansing Grand River Utilities, LLC
                                      (Delaware, 9/14/2000)
                                      Oklahoma Arcadian Utilities, LLC
                                      (Delaware, 12/5/2000)
                                      Shreveport Red River Utilities, LLC
                                      (Delaware, 10/16/2000)
                            Cinergy Solutions of Tuscola, Inc. (Delaware, 10/13/1998)
                            Delta Township Utilities, LLC (Delaware, 7/5/2001) Delta Township Utilities II, LLC (Delaware, 3/25/2004)
                            Energy Equipment Leasing LLC (Delaware, 11/12/1998) Trigen-Cinergy Solutions LLC (Delaware, 2/18/1997) Trigen-Cinergy Solutions of Ashtabula LLC
                            (Delaware, 4/21/1999)
                            Cinergy Solutions of Boca Raton, LLC (Delaware, 9/4/1998)
                            Cinergy Solutions of Cincinnati, LLC (Ohio,
                            7/29/1997)
                            Cinergy Solutions - Utility, Inc. (Delaware,
                            9/27/2004) (New)
                            Trigen-Cinergy Solutions of Lansing LLC (Delaware, 11/3/1999)
                                      Trigen/Cinergy - USFOS of Lansing LLC
                                      (Delaware, 11/3/1999)
                            Trigen-Cinergy Solutions of Orlando LLC (Delaware, 6/12/1998)
                            Trigen-Cinergy Solutions of Owings Mills LLC
                            (Delaware, 9/20/1999)
                            Owings Mills Energy Equipment Leasing, LLC
                            (Delaware, 10/20/1999)
                            Trigen-Cinergy Solutions of Rochester LLC (Delaware, 10/20/1999)
                            Trigen-Cinergy Solutions of Silver Grove LLC
                            (Delaware, 3/18/1999)
                            Cinergy Solutions of St. Paul LLC (Delaware,
                            8/13/1998)
                                      Environmental Wood Supply, LLC (Minnesota,
                                      8/10/2000)
                                      St. Paul Cogeneration LLC (Minnesota,
                                      12/18/1998)
                            Trigen-Cinergy Solutions of Tuscola, LLC (Delaware, 8/21/1998)
                       Cinergy Supply Network, Inc. (Delaware, 1/14/1998)
                            Reliant Services, LLC (Indiana, 6/25/1998)
                                      MP Acquisition Corp., Inc. (Indiana,
                                      10/17/2000)
                                          Miller Pipeline Corporation (Indiana,
                                          7/19/1995)
                                      Fiber Link, LLC (Indiana, 9/5/2000)
                       Cinergy Technology, Inc. (Indiana, 12/12/1991; formerly PSI Environmental Corp.)

         *Cinergy Receivables Company LLC (Delaware, 1/10/2002)

         *Cinergy Risk Solutions Ltd. (Vermont, 11/5/2004) (New)

         CinTec LLC (Delaware, 11/16/2000; formerly CinTech LLC)
                        CinTec I LLC (Delaware, 11/16/2000; formerly CinTech
                        I LLC)
                            eVent Resources I LLC (Delaware, 11/17/2000;
                            formerly eVent Capital I LLC)
                                      eVent Resources Holdings LLC (Delaware,
                                      12/13/2000; formerly eVent (Triple Point)
                                      LLC)
                        CinTec II LLC (Delaware, 12/23/2003)

         Cinergy Technologies, Inc. (Delaware, 7/26/2000; formerly Cinergy Ventures Holding Company, Inc.)
                        Cinergy Broadband, LLC (Delaware, 9/22/2003)
                            ACcess Broadband, LLC (Delaware, 12/16/2003;
                            formerly National BPL, LLC)
                            CCB Communications, LLC (Delaware, 6/2/2003;
                            formerly Current Broadband (Ohio), LLC)
                        Cinergy Ventures, LLC (Delaware, 7/25/2000)
                            Current Communications Group, LLC (Delaware,
                            10/24/2000) (New)
                        Cinergy Ventures II, LLC (Delaware, 9/1/2000)
                            Catalytic Solutions, Inc. (California, 1/31/1996)
                        Cinergy e-Supply Network, LLC (Delaware, 8/10/2000) Cinergy One, Inc. (Delaware, 9/5/2000)
                        Cinergy Two, Inc. (Delaware, 11/6/2000)

         Cinergy Wholesale Energy, Inc. (Ohio, 11/27/2000)
                        Cinergy Power Generation Services, LLC (Delaware, 11/22/2000)
                        Cinergy Origination & Trade, LLC (Delaware, 10/19/2001)

         *Cinergy Foundation, Inc. (Indiana, 12/7/1988)

(1) This chart includes all corporations and other business organizations in which Cinergy Corp. owns, directly or indirectly, at least 5% of the outstanding voting securities. Unless otherwise identified by an asterisk, each entity is either an Intermediate Subsidiary or a Nonutility Subsidiary (as such terms are used in the Commission's order dated December 22, 2003 in File No. 70-10172 (HCAR No. 27779)).